Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2


03029163

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, marked with the above stated number:

- Atlas Copco finalizes acquisition of Spanish compressor company

Stockholm, Sweden, August 6, 2003

Eva Almgren
Group Communications
Atlas Copco AB

Sent by DHL 478 0884 872

dlw 8/11

SEC 82-812



press information

Group Communications

CONTACT: Herman Matthyssen, Marketing Manager, Industrial Air division,
+ 32 (0)475 574 721, herman.matthyssen@be.atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB,
+44 1442 222312 or +44 7971 650 115,
joanna.canton@uk.atlascopco.com

Atlas Copco finalizes acquisition of Spanish compressor company

Stockholm, Sweden, August 6, 2003—After approval from the regulatory authorities, Atlas Copco S.A.E. Holding (Spain) has today acquired Puska Pneumatic S.A., Spain, with annual revenues of approximately M€ 11 and 25 employees. The sales price has not been disclosed.

Puska is a compressor company located in Abadiano Vizcaya in the North of Spain. The company sells oil-injected screw and piston compressors, vane compressors and refrigeration dryers. Puska has a well established sales and service organization, covering the industrial and automotive markets.

Puska is now part of Industrial Air, a division within Atlas Copco's Compressor Technique business area. It will continue to operate under its established brand name. *"Through this acquisition we will increase our market presence in Spain"*, says Ronnie Leten, President of the Industrial Air division. *"Puska has a clear profile and a very strong brand reputation with its customer base."*

The acquisition is in line with Industrial Air's strategy to increase presence in focused markets, in order to reach more customers. Previous acquisitions include Liutech in China in 2002 and Grassair in the Netherlands in 2001.

The **Atlas Copco Group** is a global industrial group of companies headquartered in Stockholm, Sweden. In 2002, the Group had revenues of SEK 47,6 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group, with its main *production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range* of oil-injected and oil-free air compressors and air treatment equipment used in all kinds of industries. Industrial Air strongly focuses on innovative product design and modern aftermarket support systems, which create extra customer value. The division employs approx. 3000 people worldwide. More information is available on www.atlascopco.com.